Via Facsimile and U.S. Mail
Mail Stop 4720

December 23, 2009

Mr. Harris A. Lichtenstein
Chief Executive Office
Omnimmune Holdings, Inc.
4600 Post Oak Place, Suite 352
Houston, TX 77027

Re: Omnimmune Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Forms 10-Q for the Quarterly Periods Ended March 31, June 30, and
September 30, 2009
File No. 333-145507

Dear Mr. Lichtenstein:

We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information to better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Control and Procedures, page 15

1. Please revise your filing to provide management's annual report on internal control over financial reporting as required by Item 308T of Regulation S-K. Refer to Item 308T (a) for the four items that must be included in the report.

2. In addition, please consider whether management's failure to include management's annual report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of December 31, 2008 and revise your disclosure as appropriate.

Exhibit 31.1

3. Please note certifications must be worded exactly as required by Item 601(b)(31) of Regulation S-K. Revise your Form 10-K to include the internal control over financial reporting language in the introductory language of paragraph 4 and as well as paragraph 4(b) of the certification.

Forms 10-Q for the Quarterly Periods ended March 31, 2009, June 30, 2009 and September 30, 2009

Notes to Consolidated Financial Statements

4. Please confirm to us that the interim financial statements include all adjustments, which are, in the opinion of management, necessary in order to make the financial statements not misleading. Also, confirm for us that in future Forms 10-Q you will revise your disclosure to include an affirmative statement in the notes to the interim financial statements that the financial statements have been so adjusted.   Refer to Instruction 2 to Rule 8-03 of Regulation S-X.

Exhibit 31.1

5. Confirm to us that in future filings you will revise your certifications to identify yourself as "the registrant" and not "Omnimmune".

*   *   *   *

        As appropriate, please amend your Form 10-K for the year ended December 31, 2008 and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish on EDGAR under the form type label CORRESP a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant